

16013557

UNITED STATES
:ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8 - 53035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock USA Execution Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Route 6
(No. and Street)

Carmel	NY	10512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Timothy Looney 845-225-5312
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner, Ferber, Fime & Ackerman, PLL
(Name -- *if individual, state last, first, middle name*)

237 West 35th Street	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Timothy Looney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock USA Execution Services, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MARY D. L. NEGRO
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2024

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [X] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOCK USA EXECUTION SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTNG FIRM. 3

FINANCIAL STATEMENTS

Statement of Financial Condition 4

Statement of Income 5

Statement of Changes in Stockholder's Equity. 6

Statement of Changes in Liabilities Subordinated to Claims of General Creditors... 7

Statement of Cash Flows 8

NOTES TO FINANCIAL STATEMENTS .... 9 – 15

SUPPLEMENTARY INFORMATION. 16

SCHEDULE I

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 17

Computation of Basic Net Capital Requirement 18

Reconciliation of Net Capital to Submitted Unaudited Net Capital 19

Computation of Aggregate Indebtedness 20

Computation form Determination for Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3of the Securities and Exchange Commission 21

Review Report of Independent Registered Public Accounting Firm. 22

Annual Exemption Report 23

Independent Accountants- Agreed Upon Procedure Report 24

Schedule of Assessments and Payments 25

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800 • FAX: (516) 488-4695



WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Stock USA Execution Services, Inc.

We have audited the accompanying statement of financial condition of Stock USA Execution Services, Inc. (the "Company"), as of December 31, 2015, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Stock USA Execution Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Stock USA Execution Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and other information have been subjected to audit procedures performed in conjunction with the audit of Stock USA Execution Services, Inc.'s financial statements. The supplementary information is the responsibility of Stock USA Execution Services, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and other information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wagner Ferber Fine & Ackerman PLLC

New York, New York
February 25, 2016

New York City office at: 237 West 35th Street, Suite 1001, New York, New York 10001 • (212) 576-1829 • Fax: (212) 576-1555
WWW.WFFACPA.COM

STOCK USA EXECUTION SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2015

ASSETS

Assets		
Cash in bank	$	906,389
Commissions receivable		124,661
Rebates receivable		104,097
Prepaid expenses		28,979
Clearing deposits		555,274
Property and equipment at cost, less accumulated depreciation of $150,417		7,202
Total assets	$	1,726,601

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Due to broker	$	50,000
Accrued expenses		752,862
Taxes payable		23,083
		825,945
Commitments and Contingencies		
Stockholder's Equity		
Common stock		200
Capital in excess of par value		45,347
Retained earnings		855,109
Total stockholder's equity		900,656
Total liabilities and stockholder's equity	$	1,726,601

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2015

Revenue		
Commission income	$	3,436,757
Other income		768,169
Interest income		7,145
Total revenue		4,212,071
Expenses		
Employee compensation and benefits		824,369
Clearing and execution fees		1,540,577
Communication and data processing		515,928
Occupancy		48,532
Other expenses		474,956
Interest Expense		8,105
Depreciation		5,922
Total expenses		3,418,389
Income before provision for income taxes		793,682
Income taxes		1,853
Net income	$	791,829

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

Balance - beginning	$	808,827
Net income		791,829
		1,600,656
Distribution of Sub-chapter S income		700,000
Balance - ending	$	900,656

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2015

SUBORDINATED LIABILITIES - JANUARY 1, 2015	$
SUBORDINATED LIABILITIES - DECEMBER 31, 2015	$

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities	
Net Income	$ 791,829
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	5,922
Changes in operating assets and liabilities	
Commissions receivable	47,903
Rebates receivable	(94,867)
Prepaid expenses	305
Clearing deposits	230,631
Due to broker	20,565
Accrued expenses and taxes payable	(370,901)
Net cash provided by operating activities	631,387
Cash Flows from Financing Activities	
Distribution of Sub-chapter S earnings	(700,000)
Net cash (used in) financing activities	(700,000)
Net increase in cash and cash equivalents	(68,613)
Cash and cash equivalents - beginning	975,002
Cash and cash equivalents - ending	906,389

Supplemental Disclosure of Cash Flow Information

Interest paid	$
Income taxes paid	$ 750

The accompanying notes are an integral part of these financial statements.

STOCK USA EXECUTION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 - ORGANIZATION

Stock USA Execution Services, Inc. ("the Company"), formerly Stock USA Investments, Inc. was incorporated in state of the New York in 1999. During 2001, the Company received authorization to engage in the business of performing security transactions for investors and business (clients) as a securities broker-dealer. The company is a member of FINRA, and and is registered with the Securities and Exchange Commission. The Company also allows its clients access to use any of its registered representatives to complete security transactions or directly complete any security transaction on line. The Company operates as an introducing broker through its clearing brokers, Cor Clearing and Electronic Transaction Clearing, Inc on a fully disclosed basis.

The Company does not hold funds or securities for, or owe any money or securities to customers and does not carry accounts of, or for customers. Customers send money directly to the clearing organization for deposit into the Company's accounts. The Company collects commission fees for its services to its customers. The Company is currently registered to do business in many states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly,. the financial statements reflect al material receivable, payables, andotherliabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or lessto be cash and cash equivalents.

Securities Valuation

Investments in marketable securities are carried at fair value based on market quotes, with unrealized gains and/or lossesrecognized in current earnings.

Fair Value Instruments

Fair value instruments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion on fair value instruments

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable

Commissions receivable are initially recorded at fair value upon the completion of services to the customers and are stated net of an allowance for uncollectible accounts which represents estimated losses resulting from the inability of customers to make the required payments. When determining the allowance for uncollectible accounts, the Company takes several factors into consideration including the overall composition of accounts receivable aging, historical collection experience, current trends, the type of customer and its day-to-day knowledge of specific customers. Estimated losses resulting from uncollectible accounts are recorded as the provision for doubtful accounts which is included in general and administrative expenses. At December 31, 2015, management believes that no allowance for uncollectible accounts is required.

Rebates Receivable

Rebates receivable represent amounts due from various exchanges based of the volume of trades generated by the Company's clients.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Impairment of Long-Lived Assets

In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fairvalue.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Due to Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to obligations to the Company's broker from a compilation of all securities activities.

Revenue Recognition

Principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commission revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the shareholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. However, the Company is subject to various minimum state filing fees for which provisions have been made.

The stockholders' of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Advertising Costs

In accordance with FASB Accounting Standard Codification ("ASC") 720 "Other Expenses", advertising costs of $85,761 were expensed as incurred for the year ended December 31, 2015.

Subsequent Events

Management has evaluated subsequent events or transactions through February 25, 2016, the date which the financial statements were available to be issued.

NOTE 3 - BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, customer obligations to the clearing firm were collateralized by cash and securities with a market value in excess of their obligations.

STOCK USA EXECUTION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4 - PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated useful life - years	
Furniture and fixtures	7 – 10	$23,537
Equipment	7 – 10	74,717
Leasehold improvements	Term of lease	59,365
		157,619
Less: Accumulated depreciation and amortization		150,417
Net property and equipment		$7,202

The depreciation and amortization expense for the year ended December 31, 2015 aggregated $5,921.

NOTE 5 - FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued expenses, approximate their fair values at December 31, 2015 due to the short-term nature of these instruments.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered securities broker, member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchanges Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2015, the Company had net capital of $750,378 which exceeded the requirements by $650,378. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with clearing brokers.

STOCK USA EXECUTION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash in banks with balances in excess of the U.S. Federal Deposit Insurance Corporation (FDIC) insured $250,000 limit. Management believes that the Company is not exposed to any significant credit risk related to cash. At December 31, 2015 the Company had cash deposits in excess of the FDIC limits by approximately $538,830

NOTE 8 - ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued payroll	$ 170,657
Accrued payroll taxes	23,083
Accrued FINRA settlement	244,455
Accrued communications and data processing costs	126,540
Accrued clearing and execution fees	105,190
Accrued other cost	106,018
Total	$775,945

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

Operating Lease

The Company rents on a month to month basis from a related party. The monthly rent is $3,800. Rent expense for the year ended December 31, 2015 totaled $55,467.

Unasserted Claims

A third party vendor has asserted that it is entitled to payment from the Company for amounts allegedly due under a contract.

Management disputes the claim and plans to vigorously contest this complaint. The Company has reserved $83,564 which represents services that the vendor provided to the Company. The vendor has offered a settlement demand of $110,000.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES *(Continued)*

Regulatory Action

The Company has settled a "Wells Notice" that the legal section of the market regulation department at the Financial Industry Regulatory Authority ("FINRA") and the enforcement division of FINRA intent jointly to recommend that disciplinary action be brought against the Company in connection with two issues; customer trading activities and compliance with trade reporting requirements and related supervision.

Formal action has yet been filed. The Company and FINRA have settled this matter on a consolidated basis. As of December 31, 2015, the amount due under this settlement aggregated $244,455.

Employee Benefit Plan

The Company offers its employees a 401(k) plan. Under the plan eligible employees in 2015 could defer up to $17,500 for the year, in addition to a $5,500 catch-up contribution for employees 50 years of age or older. There was not matching contributions for the year ended December 31, 2015

SUPPLEMENTARY INFORMATION

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Total Stockholders' Equity Qualified for Net Capital	$ 900,656
Deductions or Charges	
Non-allowable assets:	
Prepaid expenses	28,979
Net book value of fixed assets	7,202
Other non-allowable assets	111,806
Total deductions or charges	147,987
Net capital before haircuts on securities positions	752,669
Haircuts	
Other securities	2,017
Other haircuts	274
Total haircuts	2,291
Net Capital	$ 750,378

See report of independent registered public accounting firm.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required - 6 2/3% OF Total Aggregate Indebtedness	$ 55,063
Minimum dollar net capital requirement of reporting dealer	$ 100,000
Net Capital Requirement	$ 100,000
Excess Net Capital	$ 650,378
EXCESS NET CAPITAL AT 1000% (Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement of reporting broker or dealer	$ 619,702

See report of independent registered public accounting firm.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATI ON OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

Net Capital Per Unaudited X17A-5	$	750,378
Net capital per audited report	$	750,378

See report of independent registered public accounting firm.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness Liabilities		
Due to broker	$	50,000
Accrued expenses and taxes		775,947
Total aggregate indebtedness	$	825,947
Percentage of aggregate indebtedness to net capital		110.07%

See report of independent registered public accounting firm.

SCHEDULE I

STOCK USA EXECUTION SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERSAND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

See report of independent of registered accounting firm.

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800 • FAX: (516) 488-4695



WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Stock USA Execution Services, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Stock USA Execution Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stock USA Execution Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the "exemption provisions") and (2) Stock USA Execution Services, Inc. stated that Stock USA Execution Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stock USA Execution Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock USA Execution Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wagner Ferber Fine & Ackerman PLLC

New York, New York
February 25, 2016

New York City office at: 237 West 35th Street, Suite 1001, New York, New York 10001 • (212) 576-1829 • Fax: (212) 576-1555
WWW.WFFACPA.COM



STOCK USA
Execution Services, Inc.

17 Route 6, Car mel, NY 10512

Office: 1.800.874.303
Fax: 1.845.622.487
info@stockusa.con
www.stockusa.con

MANAGEMENT STATEMENT REGARDING COMPLIANCE

WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

We, as the management of Stock USA Execution Services, (the "Company"), are responsible for the Company's compliance with the exemption provisions of Rule 15c3-3 under the Securities Act of 1934 ("SEC Rule 15c3-3"). The following statements are made to our best knowledge and belief: (1) the Company claims an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and (2) for the following reporting period of January 1,2015 through December 31,2015, the Company has met the identified exemption provision without exception.

Stock USA Execution Services

By:

CFO

February 2, 2016

66 South Tyson Avenue
Floral Park, NY 11001
(516) 328-3800 • FAX: (516) 488-4695



WAGNER, FERBER, FINE & ACKERMAN, PLLC
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Stock USA Execution Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Stock USA Execution Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stock USA Execution Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Stock USA Execution Services, Inc.'s management is responsible for Stock USA Execution Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for deducted commissions and clearance paid to other SIPC members, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, stated in procedure number 3, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner, Ferber, Fine + Ackerman PLLC

Wagner, Ferber, Fine & Ackerman PLLC
New York, New York
February 25, 2016

New York City office at: 237 West 35th Street, Suite 1001, New York, New York 10001 • (212) 576-1829 • Fax: (212) 576-1555
WWW.WFFACPA.COM

STOCK USA EXECUTION SERVICES, INC.
SIPC SUPPLEMENTARY REPORT
DECEMBER 31, 2015

TOTAL REVENUE		$ 4,212,073
Less		
Commissions, floor broker and clearance paid to other SIPC members in accordance with securities transactions		1,031,143
SIPC Net Operating Revenue		3,180,930
General Assessment at .0025		$ 7,952
Less Payments made with		
SIPC-6 - August 6, 2015	$ 4,231	
SIPC-7 - February 22, 2016	3 721	
	$ 7,952	